UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-38409

Mogo Inc.
(formerly known as Mogo Finance Technology Inc.)

2100-401 West Georgia St.

Vancouver, British Columbia

V6B 5A1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mogo Inc.

Date: December 31, 2020	By:	/s/ Gregory Feller
	Name:	Gregory Feller
	Title:	President & Chief Financial Officer

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INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K of Mogo Inc. ( the "Company") are hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 of the Company (File No. 333-234582).

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	At the Market Offering Agreement, dated December 31, 2020
99.2	Consent of Independent Auditor- KPMG LLP
99.3	News Release dated December 31, 2020.

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